SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), and (d) and
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Mikron Infrared, Inc.

(Name of Issuer)

Common Stock, $.003 par value per share
(Title of Class of Securities)

59862R 10 3
(CUSIP Number)

November 22, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of -the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages.)

CUSIP No. 59862R 10 3	13G

1	Name of Reporting Person: Karen Beck

I.R.S. Identification No. of Above Person (Entities Only): 00-0000000

2	Check the Appropriate Box if a Member of a Group	(a) (b)

3	SEC Use Only

4	Citizenship or Place of Organization
Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power: 510,000 Shared Voting Power: -0- Sole Dispositive Power: 510,000 Shared Dispositive Power: -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 510,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row (9): 10.4%

12	Type of Reporting Person: IN

Item 1(a).	Name of Issuer:

Mikron Infrared, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16 Thornton Road, Oakland, New Jersey 07436

Item 2(a).	Name of Person Filing:

Karen Beck

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Urbanstrasse 41, D-14165 Berlin, Germany

Item 2(c).	Citizenship: Germany

Item 2(d).	Title of Class of Securities:

Common Stock, $.003 par value per share

Item 2(e).	CUSIP Number: 59862R 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	A parent holding company or control person , in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 510,000

(b)	Percent of class: 10.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 510,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 510,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant an any transaction having that purpose or effect.”

[Signature appears on following page.]

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Karen Beck

	By:	/s/ Karen Beck

	Name:	Karen Beck

Date: December 2, 2002